Ratio of Earnings to Fixed Charges

	Nine Months Ended		Twelve Months Ended
	5/31/2013	5/31/2012	8/31/2012
Income before income tax provision	$2,878	$2,827	$3,376
Add:
Minority Interests	(3)	-	-
Fixed charges	992	922	1,260
Amortization of capitalized interest	5	4	6
Less: Capitalized interest	(5)	(7)	(9)
Earnings as defined	$3,867	$3,746	$4,633

Interest expense, net of capitalized interest	$110	$51	$94
Capitalized interest	5	7	9
Portions of rentals representative of the interest factor	877	864	1,157
Fixed charges as defined	$992	$922	$1,260

Ratio of earnings to fixed charges	3.90	4.06	3.68